Exhibit 99.23

July 23, 2007

TO:                            Northern Orion Resources Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission — Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

RE:                            Northern Orion Resources Inc. (the “Company”)

I refer to the notice and information circular dated July 20, 2007 (the “Circular”) of the Company.

I hereby consent to the written disclosure in the Circular derived from the technical report entitled “Agua Rica Independent Technical Report NI 43-101” dated December, 2006 (the “Report”) and to the reference to the undersigned in the Circular, as the author of sections 3.2, 6-17 and 19.1-19.7 of the Report.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are: (i) derived from those sections of the Report authored by me; or (ii) within my knowledge as a result of the services performed by me in connection with the Report.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Circular or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

“Gary H. Giroux”
Gary H. Giroux, P.Geo.